UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the fiscal year end DECEMBER 31, 2020

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the transition period from ___________ to___________

Commission file number 1-8339

A. Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

TABLE OF CONTENTS

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
KPMG LLP

We have served as the Plan’s auditor since 1983.

Atlanta, Georgia
June 2, 2021

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
	($ in thousands)

Assets
Investments at fair value	$1,069,132	$935,579
Plan interest in Master Trust for Norfolk Southern Corporation
common stock at fair value	344,885	333,077

Total investments	1,414,017	1,268,656

Notes receivable from participants	14,464	15,277

Net assets available for benefits	$1,428,481	$1,283,933

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2020
($ in thousands)

Investment income
Net appreciation in fair value of investments	$110,888
Net increase in plan interest in Master Trust for Norfolk Southern Corporation common
stock	74,759
Dividends	18,732
Interest	2,398

Total investment income	206,777

Interest on notes receivable from participants	800

Contributions
Employee contributions	34,603
Employer contributions	12,087
Assets transferred in from Thoroughbred Retirement Investment Plan	1

Total contributions	46,691

Distributions
Benefits paid	108,971
Administrative expenses	749

Total distributions	109,720

Net increase in net assets available for benefits	144,548

Net assets available for benefits
Beginning of year	1,283,933

End of year	$1,428,481

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Notes to Financial Statements

The following Notes are an integral part of the Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. The Plan is not subject to the funding provisions of Title I as an individual account plan, nor to the benefit guaranty provisions of Title IV of ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Changes in facts and circumstances may result in revised estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and in accordance with GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. The Form 5500 presents participant loans as an investment.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

2. Plan Description

The following is a brief discussion of the Plan in effect during 2020 and not the complete text of the plan document. Members should refer to the plan document for more complete information about the Plan’s provisions. Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective June 1, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Nonagreement Employees of NS or any participating subsidiary company are automatically enrolled to become a participant of the Plan (Member) upon employment unless the employee opts out of participation.

The Plan is intended to be a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (Code). A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS common stock (NS stock), which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. However, the Plan designates the Benefits Investment Committee, consisting of NS’ Chief Financial Officer, Chief Legal Officer, and Chief Human Resources Officer, as responsible for choosing the Plan’s investment options and monitoring the continued appropriateness of those investment options. The Managers and members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan’s independent trustee, and The Vanguard Group, Inc. is the Plan’s record keeper.

Pre-Tax, Roth, Matching, Discretionary and Rollover Contributions Accounts

Separate accounts (Accounts) are maintained for each type of contribution made under the Plan. The Plan allocates earnings or losses to Members’ Accounts based on their ownership in each investment option.

A Member may elect that NS withhold and contribute to the Plan from 1% to 75% of the Member’s Compensation. A Member may at any time prospectively change this contribution rate. The Member must designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution.

A Member who is automatically enrolled in the Plan is enrolled at an initial Pre-Tax Contribution rate of 6% of the Member’s Compensation. A Member’s contribution rate automatically increases 1% annually, up to a maximum of 10%. A Member may elect at any time to stop contributing, to contribute a percentage other than the automatic percentage, or to change the automatic 1% increase. Under automatic enrollment, a Member’s contributions are invested by default in the Vanguard Target Retirement Trust that has a target date nearest to the date on which the Member will turn age 65.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($19,500 for 2020). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional annual contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($6,500 for 2020).

NS contributes Matching Contributions of 100% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed 1% of the Member’s Compensation, and 50% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions that exceed 1% of the Member’s Compensation but does not exceed 6% of the Member’s Compensation.

NS may make Discretionary Contributions for employees of subsidiary companies who are ineligible to participate in the Retirement Plan of Norfolk Southern Corporation or another subsidiary’s defined benefit retirement plan. The amount contributed for the Discretionary Contribution, if any, will be determined each year. If made, these contributions will be allocated to Members in an amount equal to a specified percentage of the Member’s compensation for the year. A Member generally must be employed on the last day of the year to be eligible for a Discretionary Contribution.

A Member may contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and/or eligible rollover distributions from a designated Roth account from a tax-qualified retirement plan of a former employer.

Vesting

A Member has an immediate, fully vested interest in all of the Member’s Accounts under the Plan, except that a Member will forfeit matching contributions associated with pre-tax contributions withdrawn under the Plan’s permissive withdrawal feature, which allows for withdrawals within 90 days of the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Income and Dividends

Income received, in the form of dividends or otherwise, is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was derived.

Notwithstanding the foregoing, all dividends paid with respect to NS stock held in the NS Stock Fund are paid to the Plan and, at the Member’s election, either (i) distributed in cash to the Member, or (ii) reinvested in the NS Stock Fund within the Member’s Accounts. A Member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

A distribution of the Member’s Accounts will be made upon request following a Member’s termination of employment. If the value of the Member’s Accounts in the Plan is less than $5,000 following the Member’s termination of employment, then the Account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000, but is less than $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

A Member must begin taking required minimum distributions as required by Section 401(a)(9) of the Code. A Member’s beneficiary must take distributions as required by law within specified periods after the Member’s death. In either case there may be alternatives to continue to defer taxation of all or part of the Plan distribution.

A Member may elect that the portion of Accounts invested in the NS Stock Fund be distributed in whole shares of NS stock rather than cash.
A Member may request that an eligible rollover distribution from the Plan be made directly to another eligible retirement plan as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member’s loan.

A Member may at any time withdraw all or a portion of the balance of their Matching Contribution – Pre 2008 Account or Rollover Accounts.

A Member may make a written request for a hardship withdrawal as described in the plan document.

A Member who is automatically enrolled in the Plan may elect to withdraw all contributions to the Plan (as adjusted for earnings or losses) within 90 days of the date following the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Transfers with other Plans

If a Member becomes eligible for participation in the Thoroughbred Retirement Investment Plan of NS and Participating Subsidiary Companies (TRIP), the Member may transfer their Plan balance to the TRIP provided that the Member does not have a loan outstanding.

Loans

A Member may borrow from the balance of their Pre-Tax Contributions, Roth Contributions, and/or Rollover Contributions, as described in the plan document. The unpaid balance of any loan shall bear interest at a fixed rate in effect at the time the loan is made. The maximum loan term is five years.

Where a loan has not been repaid in full immediately prior to the distribution of a Member’s account balances, the balance of such loan plus interest accrued will be set off against any amount payable to the Member or their beneficiary from the Plan.

Administrative Expenses

Administrative expenses are paid by the Plan, unless NS elects to pay for such expenses. Expenses paid by NS are excluded from these financial statements. Recordkeeping fees and fees on plan loans and managed accounts are paid by the Plan and deducted from participants accounts. Fees for legally required testing, certain notices and other administrative expenses are paid directly by NS or from participant forfeitures.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, Members would remain 100% vested in their Account balances as set forth above.

Plan Amendments

NS has reserved the right to amend the Plan at any time.

Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic and permits: repayment of such distributions; increasing the limit for plan loans; suspension of loan payments due for up to one year; and, deferral of 2020 required minimum distributions. The Plan has implemented these changes.

Consolidated Appropriations Act

On December 27, 2020, the U.S. Federal government passed the “Consolidated Appropriations Act (the Act)”. The Act permits distributions from retirement plans for participants affected by disasters other than the COVID-19 pandemic, as declared by the President between January 1, 2020 and February 2, 2021. Under the Act, participants in 401(k) plans may take up to $100,000 in aggregate from whatever retirement plan accounts they own without tax penalties. Income tax on these distributions may be spread over three years, and participants may repay them into a plan that is designed to accept rollovers within three years. The Act also enables qualified individuals to receive plan loans in amounts up to $100,000 or 100 percent of the present value of the participant's vested account balance with suspension of the repayment for up to one year. The Plan is evaluating the impact of these changes.

3. Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts. If a Member does not initially make an affirmative investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Trust that has a target date nearest to the date on which the Member will turn age 65.
A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or other restrictions.

A Member may elect to participate in the Vanguard Managed Account Program, under which the Member delegates ongoing, discretionary investment management services with respect to their entire interest in the Plan to Vanguard Advisers, Inc.

4. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Registered investment companies: Shares held by the Plan at year end are valued at the official closing price as defined by the exchange or at the most recent trade price of a security at the close of the active market. The registered investment companies hold equity securities, fixed income securities and cash and cash equivalents.

Common collective trusts: The readily determinable fair value is based on the published fair value per unit of the trusts.  The common collective trusts hold equity securities, fixed income securities and cash and cash equivalents.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by valuation technique level, within the fair value hierarchy, excluding Plan interest in the Master Trust for NS stock. There were no level 3 valued investments.

	Level 1	Level 2	Total
	($ in thousands)

December 31, 2020
Registered investment companies	$650,422	$—	$650,422
Common collective trusts	—	418,710	418,710

Investments at fair value	$650,422	$418,710	$1,069,132

December 31, 2019
Registered investment companies	$587,378	$—	$587,378
Common collective trusts	—	348,201	348,201

Investments at fair value	$587,378	$348,201	$935,579

5. Interest in Master Trust for Norfolk Southern Corporation Common Stock

The Plan’s investment in NS stock is included in a Master Trust along with investments in NS stock held by TRIP. The NS Stock Fund consists of shares of NS stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the Members’ accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust’s transactions, by the number of units credited to Members of both plans in the Master Trust. Units are allocated among the plans based on total units credited to Members of each plan.

The following table presents the net assets of the Master Trust:

	December 31, 2020		December 31, 2019
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
	($ in thousands)

NS stock	$620,076	$343,874	$626,148	$333,724
Money market fund	2,290	1,271	491	262
Total investments at fair value	622,366	345,145	626,639	333,986

Due from brokers for securities sold	29	16	5	3
Due to brokers for securities purchased	(497)	(276)	(1,712)	(912)

Net assets	$621,898	$344,885	$624,932	$333,077

The following table presents the changes in net assets of the Master Trust:

Year ended
December 31,
2020
($ in thousands)

Net appreciation in fair value of investments	$124,714
Dividends and interest	11,003

Net investment income	135,717

Net deductions	(138,751)

Decrease in net assets	$(3,034)

Plan’s increase in net assets	$11,808

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the Master Trust. The following is a description of the valuation methodologies used for assets measured at fair value:

NS stock: Valued based upon the closing price reported on the New York Stock Exchange at year end.

Money market fund: Valued at the closing price reported on the active market on which the fund is traded.

All of the Master Trust investments at December 31, 2020 and 2019 are level 1 investments in accordance with the valuation technique level.

6. Federal Income Taxes

The Internal Revenue Service (IRS) determined and informed NS by a letter dated March 24, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated.  Management believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is still qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is generally subject to IRS examination for a period of three years after the filing of its employee benefit plan annual return. There are currently no audits for any plan years in progress.

The Plan follows the provisions of FASB ASC 740, “Income Taxes,” as it relates to uncertainties in income taxes. FASB ASC 740 requires that a liability be recorded for the Plan’s estimate of uncertain tax positions, including a determination that income is nontaxable under the tax law. The Plan has no liabilities recorded at December 31, 2020 and 2019 for uncertain tax positions.

7. Related Party Transactions

Certain Plan investments are shares of registered investment companies or units of common collective trusts managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the Plan’s independent trustee and the record keeper, respectively; therefore fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

Vanguard Advisers, Inc. provides ongoing discretionary management services to Members who elect to participate in the Vanguard Managed Account Program; therefore fees paid to this entity for management services qualify as exempt party-in-interest transactions under ERISA and the Code.

Participant loans, which are considered parties-in-interest, were granted throughout the year as part of normal Plan operations.

The Plan, through the Master Trust, holds NS stock. NS is the Plan Sponsor and, as such, the investment in the Master Trust qualifies as an exempt party-in-interest transaction under ERISA and the Code.

Schedule 1
Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of issue, borrower,	Description of investment, including maturity date,
lessor or similar party	rate of interest, collateral, par or maturity value			Current Value
				($ in thousands)
Plan interest in Master Trust
for NS stock*	4,362,866	units of	NS Stock Fund	$344,885

Value of Interests in Registered Investment Companies:
The Vanguard Group, Inc.*	997,542	shares of	Vanguard Growth Index Fund Institutional Shares	130,150
The Vanguard Group, Inc.*	366,734	shares of	Vanguard Institutional Index Fund	121,565
The Vanguard Group, Inc.*	1,391,251	shares of	Vanguard Wellington Fund Admiral Shares	106,570
The Vanguard Group, Inc.*	616,344	shares of	Vanguard Total International Stock Index Fund	79,995
The Vanguard Group, Inc.*	4,749,300	shares of	Vanguard Total Bond Market Index Fund	55,187
The Vanguard Group, Inc.*	780,513	shares of	Vanguard Mid-Cap Index Fund Institutional Shares	44,208
The Vanguard Group, Inc.*	933,534	shares of	Vanguard Value Index Fund Institutional Shares	43,325
The Vanguard Group, Inc.*	389,228	shares of	Vanguard Small-Cap Index Fund Institutional Shares	36,284
Western Asset Funds, Inc.	1,740,429	shares of	Western Asset Core Bond Fund; Class IS	23,792
The Vanguard Group, Inc.*	809,824	shares of	Vanguard Inflation-Protected Securities Fund	9,345
The Vanguard Group, Inc.*	1,353	shares of	Vanguard Cash Reserve Federal MM Fund	1
				650,422

Value of Interests in Common Collective Trusts:
The Vanguard Group, Inc.*	119,469,201	units of	Vanguard Retirement Savings Trust III	119,469
The Vanguard Group, Inc.*	1,033,844	units of	Vanguard Target Retirement 2035 Trust II	45,159
The Vanguard Group, Inc.*	854,709	units of	Vanguard Target Retirement 2050 Trust II	39,693
The Vanguard Group, Inc.*	872,811	units of	Vanguard Target Retirement 2030 Trust II	37,164
The Vanguard Group, Inc.*	785,867	units of	Vanguard Target Retirement 2045 Trust II	36,283
The Vanguard Group, Inc.*	835,457	units of	Vanguard Target Retirement 2025 Trust II	35,440
The Vanguard Group, Inc.*	730,090	units of	Vanguard Target Retirement 2040 Trust II	33,212
The Vanguard Group, Inc.*	665,729	units of	Vanguard Target Retirement 2020 Trust II	27,701
The Vanguard Group, Inc.*	301,196	units of	Vanguard Target Retirement 2055 Trust II	18,734
The Vanguard Group, Inc.*	255,574	units of	Vanguard Target Retirement 2015 Trust II	10,210
The Vanguard Group, Inc.*	201,016	units of	Vanguard Target Retirement Income Trust II	8,344
The Vanguard Group, Inc.*	128,503	units of	Vanguard Target Retirement 2060 Trust II	6,307
The Vanguard Group, Inc.*	32,868	units of	Vanguard Target Retirement 2065 Trust II	994
				418,710

Participant loans*	Participant loans (interest rates of 4%-6.5%, maturing through 2026)			14,464

	Total investments at fair value			$1,428,481

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date:	June 2, 2021	BY:	/s/ Michelle L. Thompson
Michelle L. Thompson
Secretary, Board of Managers

EXHIBIT

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm